

Mailstop 3233

September 29, 2016

<u>Via E-Mail</u>
Geoffrey Bedrosian
Chief Financial Officer
Ramco-Gershenson Properties Trust
31500 Northwestern Highway, Suite 300
Farmington Hills, MI 48334

      Re: **Ramco-Gershenson Properties Trust**
            Form 10-K for the fiscal year ended December 31, 2015
            Filed February 29, 2016
            File No. 1-10093

Dear Mr. Bedrosian:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ Shannon Sobotka

                                     Shannon Sobotka
                                     Staff Accountant
                                     Office of Real Estate and
                                     Commodities